UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13D-1(A)

AND AMENDMENTS THERETO FILED PURSUANT TO §240.13D-2(A)

Le Gaga Holdings Limited

(Name of Issuer)

Ordinary Shares, par value $0.01 per share

(Title of Class of Securities)

521168 104

(CUSIP Number)

Wendy Kok

c/o SC China Holding Limited

Suite 2215, 22nd Floor, Two Pacific Place

88 Queensway Road, Hong Kong

(852) 2501 8989

With copies to:

Peter X. Huang

Skadden, Arps, Slate, Meagher & Flom LLP

30th Floor, China World Office 2

No. 1, Jianguomenwai Avenue

Beijing 100004, People’s Republic of China

(86) 10 6535 5599

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 30, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	This Schedule 13D (this “Statement”) constitutes Amendment No. 2 of the Schedule 13D on behalf of Sequoia Capital China I, L.P., Sequoia Capital China Partners Fund I, L.P., Sequoia Capital China Principals Fund I, L.P., Sequoia Capital China Management I, L.P., Sequoia Capital China Growth Fund I, L.P., Sequoia Capital China Growth Partners Fund I, L.P., Sequoia Capital China GF Principals Fund I, L.P., Sequoia Capital China Growth Fund Management I, L.P., SC China Holding Limited, SNP China Enterprises Limited and Nan Peng Shen.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	521168 104	Page 2 of 17

1	NAME OF REPORTING PERSON SEQUOIA CAPITAL CHINA I, L.P. (“SCC I”) IRS Identification No. 20-3514012
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 201,164,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 201,164,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 201,164,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No.	521168 104	Page 3 of 17

1	NAME OF REPORTING PERSON SEQUOIA CAPITAL CHINA PARTNERS FUND I, L.P. (“SCC PTRS I”) IRS Identification No. 20-4387549
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 23,112,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 23,112,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,112,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No.	521168 104	Page 4 of 17

1	NAME OF REPORTING PERSON SEQUOIA CAPITAL CHINA PRINCIPALS FUND I, L.P. (“SCC PRIN I”) IRS Identification No. 20-4887879
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 31,139,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 31,139,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,139,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14	TYPE OF REPORTING PERSON PN

CUSIP No.	521168 104	Page 5 of 17

1	NAME OF REPORTING PERSON SEQUOIA CAPITAL CHINA MANAGEMENT I, L.P. (“SCC MGMT I”) IRS Identification No. 20-3348112
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8

SHARED VOTING POWER

255,415,000 shares of which 201,164,000 shares are directly held by SCC I,

23,112,000 shares are directly held by SCC PTRS I and 31,139,000 shares are directly held by SCC PRIN I. SCC MGMT I is the General Partner of each of SCC I, SCC PTRS I and SCC PRIN I.

	9	SOLE DISPOSITIVE POWER 0
10

SHARED DISPOSITIVE POWER

255,415,000 shares of which 201,164,000 shares are directly held by SCC I,

23,112,000 shares are directly held by SCC PTRS I and 31,139,000 shares are directly held by SCC PRIN I. SCC MGMT I is the General Partner of each of SCC I, SCC PTRS I and SCC PRIN I.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 255,415,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.6%
14	TYPE OF REPORTING PERSON PN

CUSIP No.	521168 104	Page 6 of 17

1	NAME OF REPORTING PERSON SEQUOIA CAPITAL CHINA GROWTH FUND I, L.P. (“SCCGF I”) IRS Identification No. 26-0205433
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 79,429,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 79,429,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 79,429,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6%
14	TYPE OF REPORTING PERSON PN

CUSIP No.	521168 104	Page 7 of 17

1	NAME OF REPORTING PERSON SEQUOIA CAPITAL CHINA GROWTH PARTNERS FUND I, L.P. (“SCCGF PTRS I”) IRS Identification No. 98-0577548
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,879,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,879,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,879,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No.	521168 104	Page 8 of 17

1	NAME OF REPORTING PERSON SEQUOIA CAPITAL CHINA GF PRINCIPALS FUND I, L.P. (“SCCGF PRIN I”) IRS Identification No. 33-1190310
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,742,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,742,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,742,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON PN

CUSIP No.	521168 104	Page 9 of 17

1	NAME OF REPORTING PERSON SEQUOIA CAPITAL CHINA GROWTH FUND MANAGEMENT I, L.P. (“SCCGF MGMT I”) IRS Identification No. 26-0204337
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8

SHARED VOTING POWER

91,050,000 shares of which 79,429,000 shares are directly held by SCCGF I,

1,879,000 shares are directly held by SCCGF PTRS I and 9,742,000 shares are directly held by SCCGF PRIN I. SCCGF MGMT I is the General Partner of each of SCCGF I, SCCGF PTRS I and SCCGF PRIN I.

	9	SOLE DISPOSITIVE POWER 0
10

SHARED DISPOSITIVE POWER

91,050,000 shares of which 79,429,000 shares are directly held by SCCGF I,

1,879,000 shares are directly held by SCCGF PTRS I and 9,742,000 shares are directly held by SCCGF PRIN I. SCCGF MGMT I is the General Partner of each of SCCGF I, SCCGF PTRS I and SCCGF PRIN I.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 91,050,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No.	521168 104	Page 10 of 17

1	NAME OF REPORTING PERSON SC CHINA HOLDING LIMITED (“SCC HOLD”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8

SHARED VOTING POWER

346,465,000 shares of which 201,164,000 shares are directly held by SCC I,

23,112,000 shares are directly held by SCC PTRS I, 31,139,000 shares are directly held by SCC PRIN I, 79,429,000 shares are directly held by SCCGF I, 1,879,000 shares are directly held by SCCGF PTRS I and 9,742,000 shares are directly held by SCCGF PRIN I. SCC HOLD is the General Partner of SCC MGMT I, which is the General Partner of each of SCC I, SCC PTRS I and SCC PRIN I, and SCC HOLD is the General Partner of SCCGF MGMT I, which is the General Partner of each of SCCGF I, SCCGF PTRS I and SCCGF PRIN I.

	9	SOLE DISPOSITIVE POWER 0
10

SHARED DISPOSITIVE POWER

346,465,000 shares of which 201,164,000 shares are directly held by SCC I,

23,112,000 shares are directly held by SCC PTRS I, 31,139,000 shares are directly held by SCC PRIN I, 79,429,000 shares are directly held by SCCGF I, 1,879,000 shares are directly held by SCCGF PTRS I and 9,742,000 shares are directly held by SCCGF PRIN I. SCC HOLD is the General Partner of SCC MGMT I, which is the General Partner of each of SCC I, SCC PTRS I and SCC PRIN I, and SCC HOLD is the General Partner of SCCGF MGMT I, which is the General Partner of each of SCCGF I, SCCGF PTRS I and SCCGF PRIN I.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 346,465,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.8%
14	TYPE OF REPORTING PERSON OO

CUSIP No.	521168 104	Page 11 of 17

1	NAME OF REPORTING PERSON SNP CHINA ENTERPRISES LIMITED (“SNP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BRITISH VIRGIN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8

SHARED VOTING POWER

346,465,000 shares of which 201,164,000 shares are directly held by SCC I,

23,112,000 shares are directly held by SCC PTRS I, 31,139,000 shares are directly held by SCC PRIN I, 79,429,000 shares are directly held by SCCGF I, 1,879,000 shares are directly held by SCCGF PTRS I and 9,742,000 shares are directly held by SCCGF PRIN I. SNP is the Director of, and wholly owns, SCC HOLD. SCC HOLD is the General Partner of SCC MGMT I, which is the General Partner of each of SCC I, SCC PTRS I and SCC PRIN I, and SCC HOLD is the General Partner of SCCGF MGMT I, which is the General Partner of each of SCCGF I, SCCGF PTRS I and SCCGF PRIN I.

	9	SOLE DISPOSITIVE POWER 0
10

SHARED DISPOSITIVE POWER

346,465,000 shares of which 201,164,000 shares are directly held by SCC I, 23,112,000 shares are directly held by SCC PTRS I, 31,139,000 shares are directly held by SCC PRIN I, 79,429,000 shares are directly held by SCCGF I, 1,879,000 shares are directly held by SCCGF PTRS I and 9,742,000 shares are directly held by SCCGF PRIN I. SNP is the Director of, and wholly owns, SCC HOLD. SCC HOLD is the General Partner of SCC MGMT I, which is the General Partner of each of SCC I, SCC PTRS I and SCC PRIN I, and SCC HOLD is the General Partner of SCCGF MGMT I, which is the General Partner of each of SCCGF I, SCCGF PTRS I and SCCGF PRIN I.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 346,465,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.8%
14	TYPE OF REPORTING PERSON OO

CUSIP No.	521168 104	Page 12 of 17

1	NAME OF REPORTING PERSON NAN PENG SHEN (“NS”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION HONG KONG SAR
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,900,000 shares issuable upon the exercise of options exercisable within 60 days of August 1, 2014.
8

SHARED VOTING POWER

346,465,000 shares of which 201,164,000 shares are directly held by SCC I, 23,112,000 shares are directly held by SCC PTRS I, 31,139,000 shares are directly held by SCC PRIN I, 79,429,000 shares are directly held by SCCGF I, 1,879,000 shares are directly held by SCCGF PTRS I and 9,742,000 shares are directly held by SCCGF PRIN I. NS is the Director of SNP, which is the Director of SCC HOLD, which is the General Partner of each of SCC MGMT I and SCCGF MGMT I. SCC MGMT I is the General Partner of each of SCC I, SCC PTRS I and SCC PRIN I. SCCGF MGMT I is the General Partner of each of SCCGF I, SCCGF PTRS I and SCCGF PRIN I. SCC HOLD is wholly owned by SNP, a company wholly owned by NS. NS disclaims beneficial ownership of all such shares except to the extent of his individual pecuniary interest therein.

	9	SOLE DISPOSITIVE POWER 5,900,000 shares issuable upon the exercise of options exercisable within 60 days of August 1, 2014.
10

SHARED DISPOSITIVE POWER

346,465,000 shares of which 201,164,000 shares are directly held by SCC I, 23,112,000 shares are directly held by SCC PTRS I, 31,139,000 shares are directly held by SCC PRIN I, 79,429,000 shares are directly held by SCCGF I, 1,879,000 shares are directly held by SCCGF PTRS I and 9,742,000 shares are directly held by SCCGF PRIN I. NS is the Director of SNP, which is the Director of SCC HOLD, which is the General Partner of each of SCC MGMT I and SCCGF MGMT I. SCC MGMT I is the General Partner of each of SCC I, SCC PTRS I and SCC PRIN I. SCCGF MGMT I is the General Partner of each of SCCGF I, SCCGF PTRS I and SCCGF PRIN I. SCC HOLD is wholly owned by SNP, a company wholly owned by NS. NS disclaims beneficial ownership of all such shares except to the extent of his individual pecuniary interest therein.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 352,365,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No.	521168 104	Page 13 of 17

Preamble

Except as set forth in this Amendment No. 2 (this “Amendment”), the initial Schedule 13D that was filed on May 29, 2013, as amended and supplemented by the Amendment No. 1 to the initial Schedule 13D filed on March 18, 2014, remains in effect, and capitalized terms used herein but not defined herein have such respective meanings, as defined in such previous Schedule 13D. The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The information set forth in the Exhibits attached hereto and to the initial Schedule 13D filing and the Amendment No. 1 to the initial Schedule 13D is expressly incorporated herein by reference and the response to each Item of this Statement is qualified in its entirety by the provisions of such Exhibits.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented as follows:

Pursuant to an agreement and plan of merger, dated as of July 30, 2014 (the “Merger Agreement”), among the Issuer, Harvest Parent Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), and Harvest Merger Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Parent (“Merger Sub”), subject to the terms and conditions thereof, Merger Sub will be merged with and into the Issuer (the “Merger”), with the Issuer continuing as the surviving corporation and becoming a wholly owned subsidiary of Parent. The descriptions of the Merger and of the Merger Agreement set forth in Item 4 below are incorporated by reference in their entirety into this Item 3. The information disclosed in this paragraph is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 7.01, and which is incorporated herein by reference in its entirety.

The Consortium anticipates that approximately US$37.10 million will be expended to complete the Merger. This amount includes the estimated funds required by the Consortium to (i) purchase the outstanding Ordinary Shares (including Ordinary Shares represented by ADSs) owned by shareholders of the Issuer other than the members of the Consortium and rollover shareholders at a purchase price of US$0.0812 per Ordinary Share or US$4.06 per ADS, and (ii) settle the outstanding options to purchase Ordinary Shares granted under the 2009 Share Incentive Plan and the 2010 Share Incentive Plan of the Issuer.

The Merger will be funded through a combination of (i) the proceeds from a committed and underwritten loan facility contemplated by a facility agreement, dated as of July 30, 2014 (the “Facility Agreement”), by and among Parent, Merger Sub, Harvest Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and the sole shareholder of Parent (“Holdco”), China Minsheng Banking Corp., Ltd., Hong Kong Branch, as lender (the “Lender”), (ii) cash contributions contemplated by an equity commitment letter, dated as of July 30, 2014 (the “Equity Commitment Letter”), by and between Holdco and Yiheng, and (iii) cash in the Issuer and its subsidiaries. Under the terms and subject to the conditions of the Facility Agreement, the Lender and Merger Sub have entered into a term loan facility whereby the Lender has agreed to provide up to US$30 million in principal amount for Merger Sub to consummate the Merger. Under the terms and subject to the conditions of the Equity Commitment Letter, Yiheng will provide equity financing in an aggregate amount of US$15 million to Holdco to consummate the Merger. The information disclosed in this paragraph is qualified in its entirety by reference to the Facility Agreement and the Equity Commitment Letter, copies of which are filed as Exhibit 7.02 and Exhibit 7.03, respectively, and which are incorporated herein by reference in their entirety.

Concurrently with the execution of the Merger Agreement, SCC I, SCC PTRS I, SCC PRIN I, SCCGF I, SCCGF PTRS I, SCCGF PRIN I, other members of the Consortium (either directly or through entities managed or controlled by them), and certain other shareholders of the Issuer (collectively, the “Rollover Shareholders”) entered into a rollover and support agreement, dated as of July 30, 2014 (the “Support Agreement”), with Parent and Holdco providing that the Rollover Shares (as defined below), in connection with and at the effective time of the Merger, will be cancelled for no consideration. The description of the Support Agreement set forth in Item 4 below is incorporated by reference in its entirety into this Item 3. The information disclosed in this paragraph is qualified in its entirety by reference to the Support Agreement, a copy of which is filed as Exhibit 7.04, and which is incorporated herein by reference in its entirety.

CUSIP No.	521168 104	Page 14 of 17

Item 4.	Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

On July 30, 2014, the Issuer announced in a press release that it had entered into the Merger Agreement. Pursuant to the Merger Agreement, Merger Sub will be merged with and into the Issuer, with the Issuer continuing as the surviving corporation. Under the terms of the Merger Agreement, each Ordinary Share, including Ordinary Shares represented by ADSs, issued and outstanding immediately prior to the effective time of the Merger will be cancelled in consideration for the right to receive US$0.0812 per Share or US$4.06 per ADS, in each case, in cash, without interest and net of any applicable withholding taxes, except for (a) 1,752,477,450 Ordinary Shares held by the Rollover Shareholders (the “Rollover Shares”) and the Ordinary Shares held by Parent, the Issuer or any of their subsidiaries immediately prior to the effective time of the Merger, which will be cancelled without payment of any consideration or distribution therefor, and (b) Ordinary Shares held by shareholders who shall have validly exercised and not effectively withdrawn or lost their right to dissent from the Merger, which will be cancelled and will entitle the former holders thereof to receive the fair value thereon in accordance with such holder’s dissenters’ rights under the Cayman Islands Companies Law. The Merger is subject to the approval of the Issuer’s shareholders and various other closing conditions.

Following the consummation of the Merger, the Issuer will become a wholly owned subsidiary of Parent. In addition, if the Merger is consummated, the ADSs would be delisted from the NASDAQ Global Select Market, the Issuer’s obligations to file periodic report under the Exchange Act would be terminated, and the Issuer will be privately held by the members of the Consortium and the other Rollover Shareholders.

Concurrently with the execution of the Merger Agreement, the Rollover Shareholders entered into the Support Agreement with Parent and Holdco, pursuant to which the Rollover Shareholders have agreed with Parent and Holdco, among other things, that: (a) they will vote all of the Ordinary Shares (including Ordinary Shares represented by ADSs) owned directly or indirectly by them in favor of the authorization and approval of the Merger Agreement and the Transactions, including the Merger, and (b) the Rollover Shares will, in connection with and at the effective time of the Merger, be cancelled for no consideration.

Concurrently with the execution of the Merger Agreement, Ms. Chiu, Valuetrue Investments, Mr. Ma, Grow Grand, SCC HOLD (on behalf of the Reporting Persons) and Yiheng entered into an interim investors agreement, dated as of July 30, 2014 (the “Interim Investors Agreement”) with Holdco, Parent and Merger Sub, a copy of which is filed as Exhibit 7.05 and pursuant to which the parties thereto agreed to certain terms and conditions that will govern the actions of Holdco, Parent and Merger Sub and the relationship among the members of the Consortium with respect to the Transactions.

Concurrently with the execution of the Merger Agreement, each of (i) SCC I, SCC PTRS I, SCC PRIN I, SCCGF I, SCCGF PTRS I and SCCGF PRIN I, (ii) Valuetrue Investments, (iii) Grow Grand and (iv) Yiheng, executed and delivered a limited guarantee, copies of which are filed as Exhibits 7.06 through 7.09 (each a “Limited Guarantee” and collectively the “Limited Guarantees”), in favor of the Issuer with respect to the payment obligations of Parent under the Merger Agreement for the termination fee that may become payable to the Issuer by Parent under certain circumstances, as set forth in the Merger Agreement.

The information disclosed in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, the Support Agreement, the Interim Investors Agreement and the Limited Guarantees, copies of which are filed as Exhibit 7.01 and Exhibits 7.04 through Exhibit 7.09, respectively, and which are incorporated herein by reference in their entirety.

Item 3 of this Amendment is incorporated herein by reference.

CUSIP No.	521168 104	Page 15 of 17

Other than as described in Item 3 and Item 4 above, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the other persons named in Item 2, has any plans or proposals which relate to or would result in any of the actions specified in paragraphs (a) through (j) of Item 4 of the Schedule 13D. The Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of the Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented as follows:

On July 30, 2014, Parent, Merger Sub and the Issuer entered into the Merger Agreement. The descriptions of the Merger Agreement in Item 3 and Item 4 of this Amendment are incorporated herein by reference. Concurrently with the execution of the Merger Agreement, (i) Holdco, Parent, Merger Sub and the Lender entered into the Facility Agreement; (ii) Yiheng and Holdco entered into the Equity Commitment Letter; (iii) the Rollover Shareholders, Holdco and Parent entered into the Support Agreement; (iv) the members of the Consortium, Holdco, Parent and Merger Sub entered into the Interim Investors Agreement; and (v) each of SCC I, SCC PTRS I, SCC PRIN I, SCCGF I, SCCGF PTRS I, SCCGF PRIN I, Valuetrue Investments, Grow Grand and Yiheng entered into a Limited Guarantee in favor of the Issuer.

The descriptions in Item 3 and Item 4 of this Amendment of the agreements listed in this Item 6 are incorporated herein by reference. The summaries of certain provisions of these agreements in this Amendment are not intended to be complete and are qualified in their entirety by reference to the full text of such agreements. The agreements listed in this Item 6 are filed herewith as Exhibits 7.01 through 7.09 and are incorporated herein by reference in their entirety.

Item 7.	Material to Be Filed as Exhibits

The following is filed herewith as exhibit to this Statement:

Exhibit 7.01	Agreement and Plan of Merger, dated as of July 30, 2014, among Issuer, Parent and Merger Sub.

Exhibit 7.02	Facility Agreement, dated as of July 30, 2014, by and among Holdco, Parent, Merger Sub and the Lender.

Exhibit 7.03	Equity Commitment Letter, dated as of July 30, 2014, by and between Holdco and Yiheng.

Exhibit 7.04	Rollover and Support Agreement, dated as of July 30, 2014, by and among the Rollover Shareholders, Holdco and Parent.

Exhibit 7.05	Interim Investors Agreement, dated as of July 30, 2014, by and among Ms. Chiu, Valuetrue Investments, Mr. Ma, Grow Grand, SCC HOLD, Yiheng, Holdco, Parent and Merger Sub.

Exhibit 7.06	Limited Guarantee, dated as of July 30, 2014, by Valuetrue Investments in favor of the Issuer.

Exhibit 7.07	Limited Guarantee, dated as of July 30, 2014, by Grow Grand in favor of the Issuer.

Exhibit 7.08	Limited Guarantee, dated as of July 30, 2014, by and among SCC I, SCC PTRS I, SCC PRIN I, SCCGF I, SCCGF PTRS I and SCCGF PRIN I in favor of the Issuer.

Exhibit 7.09	Limited Guarantee, dated as of July 30, 2014, by Yiheng in favor of the Issuer.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Amendment is true, complete and correct.

Dated: August 1, 2014

Sequoia Capital China I, L.P. Sequoia Capital China Partners Fund I, L.P. Sequoia Capital China Principals Fund I, L.P.

By: Sequoia Capital China Management I, L.P., a Cayman Islands exempted limited partnership General Partner of Each

By: SC China Holding Limited, a Cayman Islands limited liability company Its General Partner

By:	/s/ Wendy Kok
Name:	Wendy Kok
Title:	Authorized Signatory

Sequoia Capital China Management I, L.P., a Cayman Islands exempted limited partnership

By: SC China Holding Limited, a Cayman Islands limited liability company Its General Partner

By:	/s/ Wendy Kok
Name:	Wendy Kok
Title:	Authorized Signatory

Sequoia Capital China Growth Fund I, L.P. Sequoia Capital China Growth Partners Fund I, L.P. Sequoia Capital China GF Principals Fund I, L.P.

By: Sequoia Capital China Growth Fund Management I, L.P., a Cayman Islands exempted limited partnership General Partner of Each

By: SC China Holding Limited, a Cayman Islands limited liability company Its General Partner

By:	/s/ Wendy Kok
Name:	Wendy Kok
Title:	Authorized Signatory

Sequoia Capital China Growth Fund Management I, L.P., a Cayman Islands exempted limited partnership

By: SC China Holding Limited, a Cayman Islands limited liability company Its General Partner

By:	/s/ Wendy Kok
Name:	Wendy Kok
Title:	Authorized Signatory

SC China Holding Limited, a Cayman Islands limited liability company

By:	/s/ Wendy Kok
Name:	Wendy Kok
Title:	Authorized Signatory

SNP China Enterprises Limited

By:	/s/ Nan Peng Shen
Name:	Nan Peng Shen
Title:	Director

Nan Peng Shen

/s/ Nan Peng Shen
Name: Nan Peng Shen